July 7, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:  Jane Park
Katherine Bagley

Re:	Femasys Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 23, 2023 File No. 333-272876

Ladies and Gentlemen,

 On behalf of our client, Femasys Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 5, 2023 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter.

 Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in bold type, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form S-1 File June 23, 2023

Exhibits

1.          Please revise the filing fee table to separately register the shares of common stock issuable upon the exercise of common stock purchase warrants and placement agent warrants.

Response: The Company respectfully advises the Staff that it has revised the filing fee table included in the Amended Registration Statement.

2.          We note your disclosure on the cover page that H.C. Wainwright & Co., LLC served as your exclusive placement agent in connection with a private placement and registered direct offering completed on April 20, 2023. We also refer to the form of underwriting agreement with Chardan Capital Markets LLC filed as Exhibit 1.1 to your registration statement. Please revise your exhibit index to remove this exhibit as it does not appear to be applicable to this offering. In addition, please file the placement agent agreement with H.C. Wainwright and the securities purchase agreement(s) you entered into with certain institutional and accredited investors as exhibits to the registration statement.

Response: The Company respectfully advises the Staff that it has revised the exhibit index and associated exhibits of the Amended Registration Statement.  The Company respectfully advises the Staff that it did not enter into a Placement Agency Agreement with H.C. Wainwright & Co, LLC in connection with the private placement and registered direct offering.

General

3.          We note your cover page disclosure that the last reported per share price of your common stock on the Nasdaq Capital Market was $0.62 per share and your disclosure in the Form 8-K filed June 2, 2023 that you received notice from Nasdaq that you are not currently in compliance with its listing requirements. Please provide an update on the status of this notice. Please revise your disclosure on the cover page, the summary, and risk factor sections to disclose the risks related to this notice and the risks of a potential delisting.

Response: The Company respectfully advises the Staff that it has revised the cover page, summary on page 3 and risk factors on page 4 to disclose the risks related to this notice and the risks of a potential delisting.

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Please contact me at (212) 641-5626 if you have any questions regarding the foregoing

Sincerely,

/s/ Anna Tomczyk

Anna Tomczyk, Esq., Dechert LLP

cc:          (via email)
Kathy Lee-Sepsick, Chief Executive Officer, Femasys Inc.
Dov Elefant, Chief Financial Officer, Femasys Inc.